NO ACT

PE
12-10-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FIN



11005643

January 21, 2011

SEC
JAN 21 2011
Washington, DC 20549

Paul M. Wilson
General Attorney
AT&T Inc.
208 S. Akard St., Rm. 3030
Dallas, TX 75202

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-21-11

Re: AT&T Inc.
Incoming letter dated December 10, 2010

Dear Mr. Wilson:

This is in response to your letters dated December 10, 2010 and January 13, 2011 concerning the shareholder proposal submitted to AT&T by the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Board of Education Retirement System. We also have received letters on the proponents' behalf dated January 10, 2011 and January 20, 2011. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Janice Silberstein
Associate General Counsel
New York City Comptroller's office
1 Centre Street, Room 602
New York, NY 10007

January 21, 2011

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: AT&T Inc.
Incoming letter dated December 10, 2010

The proposal requests that the board adopt and publicly disclose a non-discriminatory/diversity policy regarding the placement of ads with minority broadcasters.

There appears to be some basis for your view that A&T may exclude the proposal under rule 14a-8(i)(7), as relating to AT&T's ordinary business operations. In this regard, we note that the proposal relates to the selection of the broadcasters with which the company places its advertisements. Accordingly, we will not recommend enforcement action to the Commission if AT&T omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Hagen Ganem
Attorney-Adviser

## DIVISION OF CORPORATION FINANCE
## INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.




THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

John C. Liu
COMPTROLLER


January 20, 2011

**BY EMAIL AND EXPRESS MAIL**

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: AT&T Inc.

Shareholder Proposal submitted by the New York City Pension Funds (the "Funds')

To Whom It May Concern:

This letter is a brief reply on behalf of the Funds to the letter dated January 13, 2011 that AT&T, Inc. ("AT&T" or the "Company") submitted in further support of its no-action request.

First, contrary to the Company's meritless claim in their January 13, 2011 letter that there is insufficient evidence of widespread public debate, the issue of discrimination against minority broadcasters has created longstanding and continuing widespread public debate, including regulatory activity and substantial electronic and print media attention. The Funds submit that sufficient evidence to support this assertion was presented in their letter dated January 10, 2011. Nevertheless, the Funds are providing additional evidence herewith, fourteen additional sources. Attached is EXHIBIT A, List of News Stories. Moreover, Staff Legal Bulletin 14A (July 12, 2002) clearly states that "... the presence of widespread public debate regarding an issue is *among the factors to be considered* in determining whether proposals concerning that issue transcend the day-to-day business matters." (*Emphasis added*.) A plain reading of this language indicates that "widespread public debate" is only one out of at least a few considerations in determining whether the "ordinary business" exception applies to the Proposal. It should be noted that "significant discrimination matters" is the only example of a sufficiently significant social policy issue provided in the Exchange Act Release No. 34-40018, "Amendments to Rules on Shareholder Proposals," (May 21, 1998) (the "1998 Release"). This example describes precisely the situation at hand and consequently, the Funds submit that this is a consideration that should be allotted more weight than "widespread public awareness" in determining whether the Proposal transcends day to day business matters.

Second, AT&T complains that the Funds dismissed all the no-action letters the Company cited in their December 10, 2010 letter and did not cite any letters to bolster their own position. We dismissed the no-action letters cited by AT&T because they are clearly irrelevant in that they do not address discrimination against suppliers. The issue of discrimination against suppliers appears to be a case of first impression with regard to no-action letters. Accordingly, the Funds did not cite any no-action letters. Instead, we based our argument upon a literal reading of the 1998 Release: we are of the opinion that discrimination against a company's suppliers is a "significant discrimination matter" that clearly transcends "ordinary business."

Therefore, the Funds reiterate their request that AT&T's request for no-action relief be denied.

Very truly yours,

Janice Silberstein
Associate General Counsel

New York City Comptroller's office
1 Centre Street, Room 602
New York, NY 10007
(212) 669-3163
Fax (212) 815-8639
jsilber@comptroller.nyc.gov

cc: Paul M. Wilson, Esq.
AT&T Inc.
208 S. Akard St., Rm. 3030
Dallas, TX 75202

**EXHIBIT A**

**List of Additional News Stories**

- *"Honesty is the Best Policy,"* Radio & Television Business Report, www.rbr.com (September 15, 2009) (The practice of issuing "No Urban Dictates" "NUDs" still exists after 23 years.)

- "In the 90's, media sales associates were made aware of the NUD (Non Urban Dictate) policy. This policy was implemented by many companies placing large media buys throughout the year that did not want to spend money in urban focused broadcasting. Blair Petry Media placed a different spin on serving minority broadcasters by requesting that WADL TV38 provide them with 1.5 million dollars upfront to ensure the station get a fair share of national dollars placed." *"BART Supports WADL TV38 Management in Dispute with Blair Petry Media; BART (Blacks in Advertising Radio and Television) has been made aware that the well known Blair Petry Media rep firm may have practices that are not industry standards when it comes to urban programming,"* PR Newswire (December 21, 2008)

- *"Tom Joyner's[1] Morning Show – NUD (Non Urban Dictate,"* The Tennessee Tribune (March 8, 2010 – March 24, 2010)

- *"Minority Broadcasters See 'Imminent Danger'"* The National Journal (July 22, 2009)(Minority radio owners claim their advertisers are discriminating against minority audiences.)

- *"BMW Keeps Certain Ads from Black Media: And Rev. Jesse Jackson is on the Case,"* EUR/Electronic Urban Report (August 28, 2009)

- "Advertisers regularly discriminate against minority-owned stations and stations with large African American or Latino audiences, either excluding them altogether or paying them less." *"Radio, magazine advertising contributes to racial inequality, researchers say; noteworthy news"* Black Issues in Higher Education, Cox, Matthews & Associates (December 18, 2003)

- *"NABOB [National Association of Black Owned Broadcasters] Fall Conference Addresses Key Minority Issues,"* www.allacess.com (September 25, 2009) (Several key issues were discussed, including No Urban Dictates.)

---

1 Tom Joyner is the radio host of the nationally syndicated "The Tom Joyner Morning Show." www.wikipedia.org.

- "NUDs aren't as widespread as they once were, about five or ten years ago... Some marketers are a little bit smarter about how they will mask their desire to not include urban radio, but certainly these discriminatory advertising practices have not gone away and frankly, they continue to cost urban radio stations millions of dollars in lost revenue." *"How Race Relates to Radio Revenue,"* Billboard Radio Monitor (June 17, 2005)

- "I've been a strong proponent of the Commission's ban on "no urban, no Spanish" advertising practices. Engaging in blanket avoidance of a wide group of potentially productive advertising outlets serves no one's interests, particularly including that of the advertiser or media buyer who may employ them." *"Remarks of Commissioner McDowell, Annual Rainbow PUSH Coalition and Citizenship Education Fund Media & Telecommunications Symposium, 'First Class Digital Citizenship: A Civil and Human Right,"* Targeted New Service (November 20, 2009)

- *"Radio Stations Serving Minorities Lag in Revenue Performance,"* The Chicago Reporter (September 28, 2007)

- *"Urban Media Face Ad Bias, Study Shows; Minority Radio Stations Don't Get Fair Share of Buys: Report,"* Advertising Age (January 22, 2001)

- *"Quiznos Subs racist??,"* www.theproducerz.com (August 7, 2004)

- *"FCC Adopts Proposal to Eliminate 'No Urban Dictates' Advertising Practices,"* Take Pride! Community Magazine (January 2008)

- *"New Language for Advertising Contracts,"* Radio (October 1, 2008)(to combat "no urban/no Spanish" provisions.)



RECEIVED
2011 JAN 19 PM 12: 06

Paul M. Wilson
General Attorney
AT&T Inc.
208 S. Akard St., Rm. 3030
Dallas, TX 75202
214-757-7980

1934 Act/Rule 14a-8

January 13, 2011

**VIA OVERNIGHT MAIL NEXT DAY DELIVERY**

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: AT&T Inc.
Shareholder Proposal of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System, the New York City Police Pension Fund and the New York City Board of Education Retirement System

Ladies and Gentlemen:

This letter is submitted on behalf of AT&T Inc. ("AT&T") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, in response to a letter from Janice Silberstein, Associate General Counsel for The City of New York, Office of the Comptroller, dated January 10, 2011 (the "Response Letter"), concerning a shareholder proposal (the "Proposal") submitted by the City of New York Office of the Comptroller, as custodian and trustee for the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System and the New York City Police Pension Fund and as custodian of the New York City Board of Education Retirement System (collectively, the "Proponents"), for inclusion in AT&T's 2011 proxy materials. For the reasons set forth below, AT&T continues to believe that the Proposal may be excluded from AT&T's proxy materials. This letter should be read in conjunction with AT&T's original letter to you regarding the Proposal, dated December 10, 2010 (the "Original Letter").

Pursuant to Rule 14a-8(j), enclosed are six copies of this letter. A copy of this letter is being mailed concurrently to Ms. Silberstein.

At issue is whether the Proposal focuses on a sufficiently significant policy issue to avoid exclusion under Rule 14a-8(i)(7) as relating to AT&T's ordinary business operations. In Exchange Act Release No. 34-40018 (May 21, 1998), the Commission gave significant discrimination matters as an example of a sufficiently significant policy issue. Therefore, in order for the Proposal to avoid exclusion, the discrimination matters that it raises must be significant.

In determining whether a policy issue is significant, the Staff has indicated that the presence of widespread public debate is among the factors to be considered. See Staff Legal Bulletin No. 14A (July 12. 2002).

Of the 24 sources cited by the Proponents in the Proposal and the Response Letter, half are from 1999 and five relate to a single incident. AT&T does not believe that this is evidence of widespread public debate, and certainly not of recent widespread public debate. In addition, the Proponents dismissed all of the no-action letters discussed by AT&T in support of its position, but they have not offered a single letter to support their own position.

For these reasons and the reasons in the Original Letter, AT&T does not believe that the Proposal focuses on a sufficiently significant policy issue. Therefore, AT&T continues to believe that the Proposal is excludable pursuant to Rule14a-8(i)(7) as relating to AT&T's ordinary business operations.

**Please acknowledge receipt of this letter by date-stamping and returning the extra enclosed copy of this letter in the enclosed self-addressed envelope.** If you have any questions or need additional information, please contact me at (214) 757-7980.

Sincerely,



Paul M. Wilson
General Attorney

Enclosures
cc: Janice Silberstein (NYC Office of Comptroller) (Via Overnight Mail)



THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

John C. Liu
COMPTROLLER

**BY EMAIL AND EXPRESS MAIL**

January 10, 2011

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: AT&T Inc.
Shareholder Proposal submitted by the New York City Pension Funds

To Whom It May Concern:

I write on behalf of the New York City Pension Funds (the "Funds") in response to the December 10, 2010 letter sent to the Securities and Exchange Commission (the "Commission") by Paul M. Wilson, General Attorney, at AT&T Inc. ("AT&T" or the "Company"). In that letter, the Company contends that the Funds' shareholder proposal (the "Proposal") may be omitted from the Company's 2011 proxy statement and form of proxy (the "Proxy Materials") pursuant to Rule 14a-8(i)(7) under the Securities Exchange Act of 1934.

I have reviewed the Proposal as well as Rule 14a-8 and the December 10, 2011 letter. Based upon that review, it is my opinion that the Proposal may not be omitted from the Company's 2011 Proxy Materials. In light of widespread public concern, including regulatory activity, about discrimination against minority broadcasters (i.e., minority-owned stations or stations with substantial minority audiences), the Proposal, which calls for the adoption and public disclosure of a non-discriminatory/diversity policy regarding the placement of ads with minority broadcasters, and an annual assessment of the Company's ad placements at minority broadcasters compared to other media, relates to a significant social policy issue that transcends "ordinary business." Accordingly, the Funds respectfully request that the Division of Corporation Finance (the "Division" or the "Staff") deny the relief that AT&T seeks.

I. The Proposal

The Proposal consists of whereas clauses followed by a resolution. Among other things, the whereas clauses note that advertisers have discriminated against minority broadcasters for many years; that a study commissioned by the Federal Communications

Commission ("FCC") found that minority-formatted stations earned an average of 63% less in advertising revenues than majority radio broadcasters due to specific discriminatory practices: advertisers refused to place advertising on minority owned stations or stations with substantial minority audiences ("no urban/Spanish dictates"), and advertisers paid minority formatted radio stations substantially less than general market stations ("minority discounts"); these practices hurt the advertisers' bottom line as well as the nation's prosperity because the purchasing power of minority communities is not appropriately tapped, and that, in 2009, FCC Commissioner McDowell stated that this problem is indisputable.

The Resolved Clause then states:

> "RESOLVED: shareholders request the Company's Board of Directors adopt and publicly disclose, a non-discriminatory/diversity policy regarding the placement of ads with minority broadcasters. The policy shall require the Company to conduct an annual assessment of and publicly disclose, at reasonable cost and omitting proprietary information, all of its ad placements at minority broadcasters compared to other media, including the total dollar amounts paid to minority broadcasters, and the total dollar amounts as a percentage of its total annual ad placement budget. If no ads were placed with minority broadcasters, the Company shall publicly disclose the reason(s) in the annual disclosure."

II. The Company Has Not Shown That It May Omit The Proposal Under Rule 14a-8(i)(7).

In its letter of December 10, 2010, the Company requests that the Division not recommend enforcement action to the Commission if the Company omits the Proposal under SEC Rule 14a-8(i)(7) (relates to the conduct of the company's ordinary business operations and does not involve significant social policy issues).

The SEC has made it clear that under Rule 14a-8(g), the Company bears the burden of proving that it is entitled to exclude a proposal. As detailed below, the Company has failed to meet its burden and its request for "no-action" relief should accordingly be denied.

**A. AVOIDING DISCRIMINATION AGAINST MINORITY BROADCASTERS IN THE PLACEMENT OF ITS ADVERTISING IMPLICATES A SIGNIFICANT SOCIAL POLICY ISSUE AT THE CORE OF THE COMMISSION'S 1998 RELEASE AND THUS MAY NOT BE OMITTED AS RELATING TO "ORDINARY BUSINESS" UNDER RULE 14a-8(i)(7).**

The Funds' Proposal, in seeking the adoption and public disclosure of a non-discriminatory/diversity policy regarding the Company's placement of ads with minority broadcasters, and an annual assessment and public disclosure of AT&T's ad placements with minority broadcasters compared to general market broadcasters, clearly transcends issues of "ordinary business." Indeed, a significant discrimination matter is precisely the type of issue that the Commission itself has expressly recognized as a fully appropriate subject for shareholder proposals.

The Commission's controlling guidance is found in Exchange Act Release No. 34-40018, "Amendments to Rules on Shareholder Proposals," (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission clarified its approach to applying the ordinary business exclusion, and in so doing, limited the scope of what is considered ordinary business. The 1998 Release summarized the two principal considerations that the Commission directed must be applied when determining whether any proposal falls within the "ordinary business" exclusion:

> The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion and termination of employees, decisions on production quality and quantity, and the retention of suppliers. However proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., ***significant discrimination matters***) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.

(Emphasis added.)

One can understand from a plain reading of the 1998 Release that the "retention of suppliers" would in general not be subject to shareholder oversight, unless, as stated in the next sentence, a proposal relating to <u>such matters</u> focused on a sufficiently significant social policy issue, e.g., a significant discrimination matter, in which case the proposal would generally not be considered excludable. This describes precisely the situation at hand. That is to say, even if the Proposal did somehow impact business issues, the Proposal's clear focus on a social policy issue the Commission itself views as significant would preclude its exclusion as ordinary business. As noted above, the 1998 Release provides just one example of a sufficiently significant social policy issue—*significant discrimination matters*—and that is the very issue presented in the Proposal. The Funds doubt that anyone can credibly contend that a shareholder proposal that raises the issue of discrimination against minority broadcasters fails to meet the Commission's standard.

The second consideration set forth in the 1998 Release also precludes a finding that avoiding discriminatory advertising practices is "ordinary business":

> The second consideration is the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies.

1998 Release, *Id.*

Clearly, the shareholders do not aspire to micromanage AT&T; rather, they are simply seeking the Company's adoption and publication of a broad non-discriminatory/diversity policy. A discriminatory advertising practice is <u>not</u> a matter too complex for meaningful shareholder participation. It in no way implicates the basis of the ordinary business exclusion, *i.e.*, the concept that management has special know-how as to the intricacies of its day-to-day business and therefore, is better placed to exercise its judgment. To the contrary, when a company faces significant social policy issues, such as avoiding harmful discrimination, management is in no better position than its shareholders to make judgments on those issues.

As the 1998 Release provides no basis for excluding the Funds' Proposal, AT&T has failed to carry its burden of proving that the Proposal may be excluded under Rule 14a-

8(i)(7) and the Company's request for no-action relief must be denied.

## B. DISCRIMINATION AGAINST MINORITY BROADCASTERS HAS BEEN AND CONTINUES TO BE THE SUBJECT OF WIDESPREAD DISCUSSION AND PUBLIC CONCERN.

Defined by The Washington Times as "a format that specializes in hip-hop and R&B and whose listeners and disc jockeys are often black, 'urban' radio has long struggled against advertisers' policies of 'no urban dictates,' or intentional exclusion of the 'urban' format market that tends to attract an African-American audience." "BMW Excludes 'Urban' Ad Markets, Highlighting Ad Industry's History of Discrimination Issues," www.findingdulcinea.com (August 24, 2009).

It has been approximately eleven years since the FCC commissioned the advertising industry study that highlighted the discriminatory practices of broadcast advertisers. This study was widely reported. *See e.g.* "The Government's First Study on Discrimination in Radio Advertising Finds a Lot of Fodder," The New York Times (January 14, 1999); "Advertisers Avoiding Minority Radio; FCC Study Cites Washington Market for Black and Hispanic 'Dictates'," The Washington Post (January 13, 1999). In an article discussing the FCC study, Tom Castro, a pioneer in Hispanic broadcasting, stated that he had experienced firsthand the loss of advertising revenue caused by "minority discounts." He cited two examples: a well-known beer company that pays a rock-and-roll station or country station in Texas $2 for every $1 they are willing to pay his stations for advertising, and a disposable diaper company that pays Hispanic stations less per consumer reached than it pays general-market stations. "Hispanic Journal: Advertisers Ignore Hispanic Buyer Power," Ethnic NewsWatch (March 31, 1999.

In response to the FCC study, Vice President Al Gore and the then FCC Chairman urged advertisers and broadcasters at an advertising conference to adopt a system to prevent advertisers from discriminating against radio stations owned by or geared to minority listeners. "U.S. is Calling for Anti-Discrimination Code for Advertisers," The Philadelphia Inquirer (February 22, 1999). *See also* "Gore, FCC Push for Fair Ad Competition," Los Angeles Times (February 22, 1999); "Gore, FCC Pressure Marketers to Deploy More Minority Media," Advertising Age (February 22, 1999). At that time, Vice President Gore stated, "There was appalling evidence that some advertisers are being unfairly discouraged from buying time on minority stations. We must ensure that our airwaves provide opportunities for all Americans." "Gore Cites Ad Radio Race Bias: Minority Station Losing Ad Revenue," Electronic Media, Crain Communications, Inc. (March 1, 1999).

Nevertheless, as discussed below, this pernicious discrimination issue persists.

*Broadcasters required to add non-discrimination clauses to their advertising contracts (the "non-discrimination order")*

In 2007, the FCC took steps to address the discriminatory advertising practices that exclude black-oriented and Hispanic-oriented radio stations from receiving a fair share of advertising revenues. "FCC Adopts Proposal to Eliminate 'No Urban Dictates' Advertising Practices," Harlem World (December 19, 2007). The new order adopted by the FCC[1] mandates that broadcasters renewing their licenses certify that their contracts for the sale of advertising time do not discriminate on the basis of race or ethnicity.[2] It is noteworthy

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1 Federal Register of May 16, 2008 (73 FR 28361).

2 On May 14, 2010, the FCC issued a Third Erratum, indicating a major change to the Commission's 2008 Diversity Order: the correction changed "gender" to what the Commission really meant, which was "ethnicity." "FCC Corrects Advertising Nondiscrimination Certification – Removes Gender from Certification" Broadcast Law Blog (March 29, 2010).

that the Commission was concerned that the contractual limitations of "no urban/no Spanish" dictates "may violate U.S. anti-discrimination laws by ether presuming that certain minority groups cannot be persuaded to buy the advertiser's product or service, or worse, intentionally minimizing the number of African Americans or Hispanics patronizing advertisers' businesses "FCC Rules Require Non-Discrimination Clauses in All Advertising Sales Contracts—Act Now to Avoid Trouble Later," Broadcast Law Blog (October 15, 2008)

*The 2009 BMW Incident*

"A leaked e-mail from BMW's advertising agency sparked outrage among minority broadcasters this month, reviving concerns about discrimination in the advertising world." www.findingdulcinea.com, *supra*. Notwithstanding the FCC's non-discrimination order, Target Market News reported that one of automaker BMW's advertising agencies issued a "No Urban Dictate" for an upcoming BMW/Mini Cooper ad campaign when it asked radio stations in Boston, Houston, Baltimore and Washington, D.C. for proposed pricing for BMW's ads. *Id.*

BMW came under fire from civil rights leader Rev. Jesse Jackson and members of the African American community after news reports of the directive that banned BMW's advertising on radio outlets targeted to urban audiences. Crain Communications Automotive News (June 28, 2010). Rev. Jackson sent a letter to the chairman of BMW, in which he called the exclusion of urban radio stations "disturbing" and stated that such exclusion prevents minorities from "participating on a level economic playing field even when we fully embrace and purchase your vehicles." "Jackson: BMW Keeps Certain Ads from Black Media" www.blackamericaweb.com (August 28, 2009). *See also* "Rev. Jesse Jackson Asks BMW to Explain How 'No Urban Dictate' Was Issued," Westside Gazette (August 27, 2009). The National Association of Black Owned Broadcasters ("NABOB") wrote to BMW to express their concerns that the incident "raises the uncomfortable specter of a corporate culture that condones discriminatory practices, or, at best, fails to recognize the need for a corporate effort to promote diversity in your advertising practices—and in attracting customers for your products." www.findingdulcinea.com, *supra*. In a speech to NABOB, FCC Commissioner Robert McDowell, pointing to the BMW incident, said it displays that "there's no dispute about the existence of the [no-urban/Spanish] problem." "McDowell: More Work Needed on No-Urban Dictates," Broadcasting & Cable (September 25, 2009).

Similar to BMW, Quiznos, the sandwich chain, became entangled in a controversy in 2004 when it pulled ads from urban stations. "Quiznos Pulls Ads on 'Urban' Radio Stations; Industry Insiders Irked by Apparent Trend to Avoid Black Audiences," The Washington Times (August 6, 2004).

*23 Civil Rights Groups Ask the FCC for Better Enforcement of the Advertising Non-Discrimination Rule*

Most recently, in a letter to FCC Chairman Julius Genachowski, twenty-three civil rights groups[3] requested the FCC to, *inter alia*, assign a compliance officer to the advertising

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3 Asian American Justice Center; Black College Communication Association; The Hispanic Institute; Hispanic Technology and Telecommunications Partnership; International Black Broadcasters Association; Latinos in Information Sciences and Technology Association; Lawyers' Committee for Civil Rights Under Law; League of United Latin American Citizens; Minority Media and Telecommunications Council; National Association of Black Owned Broadcasters; National Association of Black Telecommunications Professionals; National Association of Latino Independent Producers; National Association for the Advancement of Colored People; National Black Coalition for Media Justice; National Coalition on Black Civic Participation-Black Women's Roundtable; National Congress of Black Women, Inc.; National Council of La Raza; National Puerto Rican Coalition; National Urban League; Rainbow PUSH Coalition; Spanish Broadcasters Association; United States Hispanic Chamber of Commerce; UNITY: Journalists of Color

non-discrimination rule, "which if it were enforced, could restore to minority broadcasters the approximate $200 million every year that they forego because of racial discrimination by advertisers." "23 Civil Rights Groups Ask FCC for Report on Diversity," MMTC Minority Media & Telecom Council (February 16, 2010).

*"We Should Not Spend Where They Ignore Us"* [4]

To a potential offending company, these discriminatory practices pose risk of adverse publicity, consumer boycotts, divestment campaigns, significant legal liability and potential negative impact on the investments of shareholders.

At a Black Enterprise diversity symposium, the dearth of advertising dollars allotted to minority-owned media outlets was a point of contention. "NY Advertising Agencies Facing Discrimination Charges: Symposium Highlights Bigotry in Industry," Black Enterprise (August, 2006). The president of Target Market News, a member of the panel, charged all in attendance with making their voices heard by calling the 800-number on the package of their favorite product: "I want you to ask them when was the last time they spent money with an African American nonprofit or spent advertising dollars with an African American media outlet." Another panel member chimed in: "If you do not get the response you are looking for, allow your spending with that company to reflect that." Al Sharpton, also on the panel, maintained that to "precipitate change," African Americans must be vocal with their dissatisfaction with a company's performance. *Id.*

"Research shows that GM has taken the loyalty of the of the African-American consumer for granted. Even in the boom years, the company did not spend a commensurate share of its annual advertising budget with Black-owned media outlets. And now, in tough economic times, we have learned that of the nearly $3 billion the company spends in annual advertising, it spend an insulting $35 million, about a third of one percent, with Black-owned media. This represents one third of a penny for every $100 it receives from Black consumers who buy GM vehicles." The Philadelphia Tribune, *supra*.

**C. THE NO-ACTION LETTERS CITED BY AT&T ARE INAPPOSITE: NONE OF THE PROPOSALS ARE CONCERNED WITH DISCRIMINATION AGAINST MINORITY SUPPLIERS.**

First, in its December 10, 2010 letter, page 2, the Company argues that the Proposal can be dismissed because it "relates to the manner in which AT&T advertises its products and services." The Proposal focuses on a non-excludable social policy issue: significant discriminatory advertising practices against minority broadcasters, i.e., suppliers or potential suppliers, and not on how the Company advertises its products and services.

None of the no-action letters the Company cites are on point.[5] None of them present an issue that the Division views as a significant social policy issue that transcends ordinary business. In fact, in each of these situations, the Division found that the proposal may be excluded as relating to ordinary business operations, stating precisely, "i.e., the manner in which a company advertises its products." Those words simply cannot describe the Proposal – it is disingenuous to argue otherwise.

Second, in its December 10, 2010 letter, page 3, the Company argues that the Proposal can be dismissed out of hand because it "relates to AT&T's supplier relationships" Again, in this too, the Company is quite wrong. The only acceptable analysis will include an

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4 The Philadelphia Tribune (January 19, 2010).

5 FedEx Corporation (July 24, 2009); PG&E Corporation (February 14, 2007); General Electric Company (January 18, 2005); Tootsie Roll Industries, Inc. (January 31, 2002).

assessment of whether a proposal raises a significant social policy issue, for example, a significant discrimination matter. Here, the answer is a resounding "yes." Certainly, "suppliers" are a relevant category in that one type of AT&T supplier is a supplier of broadcast advertising services and the thrust of the Proposal is the concern about significant discrimination against such minority broadcasters. Given the Company's miscomprehension and seemingly partial reading of the 1998 Release, it is not surprising that none of the no-action letters it cites are remotely relevant: they all reflect the proposition that proposals dealing with supplier/vendor relationships are per se excludible as ordinary business—none of these no-action letters are concerned about discrimination relating to suppliers or vendors, or discrimination at all for that matter.[6]

The Commission is clear – the subject's status as a significant discrimination matter trumps its characterization as ordinary business.

III. Conclusion

The 1998 Release and its explicit acknowledgement that a significant discrimination matter is not ordinary business must be the guidepost. By that guidance, the Funds' Proposal may not be excluded under Rule 14a-8(i)(7).

For the reasons set forth above, the Funds respectfully request that the Company's request for "no-action" relief be denied.

Thank you for your time and consideration.

Very truly yours,

Janice Silberstein
Associate General Counsel

New York City Comptroller's office
1 Centre Street, Room 602
New York, NY 10007
(212) 669-3163
Fax (212) 815-8639
jsilber@comptroller.nyc.gov

cc: Paul M. Wilson, Esq.
AT&T Inc.
208 S. Akard St., Rm. 3030
Dallas, TX 75202

---

6 Spectra Energy Corp. (October 7, 2010); Alaska Air Group, Inc. (March 8, 2010); Continental Airlines, Inc. (March 25, 2009); Southwest Airlines Co. (March 19, 2009) Dean Foods Co. (March 9, 2007); International Business Machines Corp. (December 29, 2006); PepsiCo, Inc. (February 11, 2004).



Paul M. Wilson
General Attorney
AT&T Inc.
208 S. Akard St., Rm. 3030
Dallas, TX 75202
214-757-7980

1934 Act/Rule 14a-8

December 10, 2010

**VIA Overnight Mail Next Day Delivery**

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: AT&T Inc.
Shareholder Proposal of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System, the New York City Police Pension Fund and the New York City Board of Education Retirement System

Ladies and Gentlemen:

This letter and the material enclosed herewith are submitted on behalf of AT&T Inc. ("AT&T" or the "Company") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. On November 8, 2010, AT&T received a shareholder proposal and supporting statement (the "Proposal") submitted by the City of New York Office of the Comptroller, as custodian and trustee for the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System and the New York City Police Pension Fund and as custodian of the New York City Board of Education Retirement System (collectively, the "Proponents"), for inclusion in AT&T's 2011 proxy materials. A copy of the Proposal and related correspondence is attached hereto as Exhibit A. For the reasons stated below, AT&T intends to omit the Proposal from its 2011 proxy materials.

Pursuant to Rule 14a-8(j), enclosed are six copies of this letter and the attachments. A copy of this letter and the attachments is being mailed concurrently to the City of New York Office of the Comptroller on behalf of the Proponents as notice of AT&T's intention to omit the Proposal from its 2011 proxy materials. AT&T is submitting this letter no later than 80 calendar days before it intends to file its definitive 2011 proxy materials with the Securities and Exchange Commission (the "Commission").

The Proposal requests that the Company adopt a policy regarding the placement of ads with minority broadcasters. The Proposal reads as follows:

> **RESOLVED:** shareholders request the Company's Board of Directors adopt and publicly disclose, a non-discriminatory/diversity policy regarding the placement of ads with minority broadcasters. The policy shall require the Company to conduct an annual assessment of and publicly disclose, at reasonable cost and omitting proprietary information, all of its ad placements at minority broadcasters compared to other media, including the total dollar amounts paid to minority broadcasters, and the total dollar amounts as a percentage of its total annual ad placement budget. If no ads were placed with minority broadcasters, the Company shall publicly disclose the reason(s) in the annual disclosure.

For the reasons discussed below, AT&T believes that it may omit the Proposal from its 2011 proxy materials.

**The Proposal may be omitted from AT&T's 2011 proxy materials pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations.**

Rule 14a-8(i)(7) permits a company to exclude from its proxy materials stockholder proposals relating to the conduct of the company's ordinary business operations. In Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release"), the Commission explained that the policy underlying the ordinary business operations exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual stockholders meeting." This general policy reflects two central considerations: (1) "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight" and (2) the "degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

In Exchange Act Release No. 34-20091 (Aug. 16, 1983), the Commission took the position that, in determining whether a proposal requesting a report on specific aspects of a company's business is excludable under Rule 14a-8(i)(7), the Staff will consider whether the underlying subject matter of the report involves ordinary business matters. Therefore, to the extent the Proposal requests a report rather than direct action, it is nevertheless subject to exclusion under Rule 14a-8(i)(7) as relating to AT&T's ordinary business.

As discussed below, AT&T believes that it may omit the Proposal pursuant to Rule 14a-8(i)(7) on ordinary business grounds both because it relates to the manner in which AT&T advertises its products and services and because it relates to AT&T's relationships with suppliers.

- **The Proposal relates to the manner in which AT&T advertises its products and services.**

Because the Proposal addresses the broadcasters that AT&T uses to advertise its products and services, AT&T believes that the Proposal is excludable pursuant to Rule 14a-8(i)(7) as relating to its ordinary business operations, specifically the manner in which it advertises its products and services.

In *General Electric Company* (Jan. 18, 2005), the company sought to exclude a proposal prohibiting advertising on any TV or radio station or newspaper that carried any statement advocating firearm control legislation. The Staff concurred that the proposal could be excluded pursuant to Rule 14a-8(i)(7) on ordinary business grounds as relating to "the manner in which a company advertises its products." See also *FedEx Corporation* (July 14, 2009) (concurring in the exclusion of a proposal requesting that the company identify and disassociate from any offensive imagery to the American Indian community in product marketing, advertising, endorsements, sponsorships and promotions as relating to "the manner in which a company advertises its products"); *PG&E Corporation* (Feb. 14, 2007) (concurring in the exclusion of a proposal requesting that the company cease its advertising campaign promoting solar or wind energy sources as relating to "the manner in which a company advertises its products"); and *Tootsie Roll Industries, Inc.* (Jan. 31, 2002) (concurring in the exclusion of a proposal requesting that the company identify and disassociate from any offensive imagery to the American Indian community in product marketing, advertising, endorsements, sponsorships and promotions as relating to "the manner in which a company advertises its products").

As a leading, global provider of telecommunications services, AT&T employs a dynamic and multifaceted marketing strategy to enhance its brand and reputation and to build a strong and lasting connection with its customers. This strategy involves advertising, sponsorships, promotions and media relations, among other things. AT&T advertises through a variety of media, including online, TV, radio and print. Decisions relating to advertising media, strategy and placement involve considerations of cost, audience, competitive impact and business and financial results, among other things. Allocating AT&T's advertising budget, determining the appropriate media for its advertising campaigns to most effectively and efficiently reach the target audience, and monitoring and evaluating those campaigns, are complex matters that are within management's day to day business functions and not suitable for shareholder oversight.

Like the proposal in General Electric Company, the Proposal addresses the particular types of media used by AT&T to advertise its products and services, and more generally, like the proposals in the other letters cited above, the Proposal addresses the manner in which AT&T advertises its products and services. Therefore, AT&T believes that the Proposal may be omitted pursuant to Rule 14a-8(i)(7) on ordinary business grounds as relating to the manner in which it advertises its products and services.

- **The Proposal relates to AT&T's supplier relationships.**

Because the Proposal addresses the broadcasters that AT&T uses to advertise its products and services, AT&T believes that the Proposal is excludable pursuant to Rule 14a-8(i)(7) as relating to its ordinary business operations, specifically decisions relating to supplier relationships.

In the 1998 Release, the Commission included supplier relationships as an example of an ordinary business matter excludable under Rule 14a-8(i)(7):

> Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and <u>the retention of suppliers</u>. (Emphasis added)

In numerous instances, the Staff has concurred in the exclusion of proposals under Rule 14a-8(i)(7) on the grounds that they concern decision relating to supplier or vendor relationships. In *Spectra Energy Corp.* (Oct. 7, 2010), for example, the Staff concurred in the exclusion under Rule 14a-8(i)(7) of a proposal requesting the company to purchase a very high percentage of "Made in USA" goods and services on the grounds that it related to "decisions relating to supplier relationships." See also *Alaska Air Group, Inc.* (Mar. 8, 2010) (concurring in the exclusion of a proposal requesting a report on contract repair stations as relating to "decisions relating to vendor relationships"); *Continental Airlines, Inc.* (Mar. 25, 2009) (concurring in the exclusion of a proposal requesting a policy on contract repair stations as relating to "decisions relating to vendor relationships"); *Southwest Airlines Co.* (Mar. 19, 2009) (same); *Dean Foods Co.* (Mar. 9, 2007) (concurring in the exclusion of a proposal requesting a report on consumer and media criticism of the company's production and sourcing practices as relating to "customer relations and decisions relating to supplier relationships"); *International Business Machines Corp.* (Dec. 29, 2006) (concurring in the exclusion of a proposal regarding procedures by which the company would accept supplier quotes submitted to the company after the applicable deadline for such quotes as relating to "decisions relating to supplier relationships"); and *PepsiCo, Inc.* (Feb. 11, 2004) (concurring in the exclusion of a proposal concerning the company's relationships with different bottlers as relating to "decisions relating to vendor relationships").

As a leading, global provider of telecommunications services, AT&T purchases billions of dollars in goods and services each year. AT&T views the supply chain as a strategic component of its business and is constantly seeking ways to improve its performance and reduce costs. AT&T depends on its suppliers for high-quality, innovative products and services, competitive prices and timely delivery. Allocating AT&T's supply chain budget, determining the appropriate suppliers of products and services, including advertising services, and monitoring and evaluating the efficiency and effectiveness of the supply chain are complex matters that are within management's day to day business functions and not suitable for shareholder oversight.

Like the letters cited above, the Proposal relates to decisions relating to AT&T's supplier relationships, specifically relationships with suppliers of broadcast advertising services. Therefore, AT&T believes that the Proposal may be omitted pursuant to Rule 14a-8(i)(7) on ordinary business grounds as relating to decisions relating to supplier relationships.

- **The Proposal does not focus on a significant policy issue.**

In the 1998 Release, the Commission stated that proposals relating to ordinary business matters but focusing on sufficiently significant policy issues generally would not be excludable, because the proposals would "transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." AT&T believes that the Proposal is excludable under Rule 14a-8(i)(7) because it does not focus on a significant policy issue.

In the letters cited above, many of the proposals deal with policy issues, such as firearm control (*General Electric Company*), disparagement of the American Indian community (*FedEx Corporation, Tootsie Roll Industries, Inc.*), greenhouse gas emissions (*PG&E Corporation*), outsourcing of manufacturing operations (*Spectra Energy Corp.*), aircraft maintenance standards (*Alaska Air Group, Inc., Continental Airlines, Inc., Southwest Airlines Co.*) and organic food production (*Dean Foods Co.*). However, the Staff did not deem any of these policy issues to be sufficiently significant to transcend the respective companies' day-to-day business matters. Like the issues in those letters, AT&T believes that ad placements with minority broadcasters is not a significant policy issue. Therefore, AT&T believes that the Proposal is excludable pursuant to Rule14a-8(i)(7) as relating to AT&T's ordinary business operations.

**Please acknowledge receipt of this letter by date-stamping and returning the extra enclosed copy of this letter in the enclosed self-addressed envelope.** If you have any questions or need additional information, please contact me at (214) 757-7980.

Sincerely,



Paul M. Wilson
General Attorney

Enclosures

cc: The City of New York Office of the Comptroller (VIA Overnight Mail)

## EXHIBIT A



THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

AT&T LEGAL DEPARTMENT
NOV 08 2010
DALLAS, TEXAS

RECEIVED
NOV 03 2010
CORPORATE
SECRETARY'S OFFICE

November 3, 2010

Ms. Ann Effinger Meuleman
Senior Vice President and Secretary
AT&T, Inc.
208 S. Akard Street, Suite 3241
Dallas, Texas 75202

Dear Ms. Meuleman:

I write to you on behalf of the Comptroller of the City of New York, John C. Liu. The Comptroller is the custodian and a trustee of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System, and the New York City Police Pension Fund, and custodian of the New York City Board of Education Retirement System (the "Systems"). The Systems' boards of trustees have authorized the Comptroller to inform you of their intention to present the enclosed proposal for the consideration and vote of stockholders at the company's next annual meeting.

Therefore, we offer the enclosed proposal for the consideration and vote of shareholders at the company's next annual meeting. It is submitted to you in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, and I ask that it be included in the company's proxy statement.

Letters from The Bank of New York Mellon Corporation certifying the Systems' ownership, for over a year, of shares of AT&T, Inc. common stock are enclosed. Each System intends to continue to hold at least $2,000 worth of these securities through the date of the company's next annual meeting.

**Policy to Address Discriminatory Advertising Practices against Minority Broadcasters**

**Whereas:**

- studies have found that advertisers have discriminated against minority broadcasters (Leonard M. Baynes, "Making the Case for a Compelling Government Interest in Broadcast Media Ownership," *57 Rutgers L. Rev. 235 (2005)*);

- discrimination against minority broadcasters by the advertising industry has persisted for many years, as evidenced by a study of the advertising industry (Kofi Ofori, "When Being No.1 Is Not Enough: The Impact of Advertising Practices on Minority-Owned & Minority-Formatted Broadcast Stations," *Civil Rights Forum on Communications Policy* (Jan. 1999)) ("the Study"), which was commissioned by the Federal Communications Commission ("FCC") and highlighted the discriminatory practices of broadcast advertisers;

- the Study found specific discriminatory practices:
    - "no urban/Spanish dictates" Advertisers refused to place advertising on minority-owned stations or stations with substantial minority audiences (collectively "minority broadcasters"), and
    - "minority discounts" Advertisers paid minority-formatted radio stations substantially less than what they paid to general market stations with comparable audience size;

- as a result, minority-formatted radio stations earned "less revenue per listener" than stations broadcasting general market programming thereby causing minority-formatted stations to earn an average 63% less in advertising revenues than majority radio broadcasters with comparable market shares;

- the then FCC Chairman publicly stated that, "These practices do not hurt only broadcasters, they hurt advertisers, consumers, and indeed, us all. For advertisers, these practices hurt their bottom line. Their failure to realize that there are untapped markets right at home in the neighborhoods of our long-neglected minority communities, deprives them of a whole range of customers...To succeed on the Main Streets of tomorrow, Madison Avenue must recognize the reality of minority consumers and the power of minority- formatted stations in reaching them" (1999);

- the then FCC Chairman stated that, "...these advertising practices don't just hurt these stations, they hurt us as a nation. Economically, we cannot prosper if the purchasing power of all Americans is not respected and unleashed. Politically, our democracy is weaker if our airwaves and our national debate lack strong voices from all corners of our country," (1999); and

- in 2009 FCC Commissioner McDowell said "there's no dispute about the existence of the problem" but that the FCC's 2007 Diversity Order barring the 'no urban/no Spanish' dictate can only be enforced indirectly through broadcasters since the FCC has no authority over advertisers or media buyers themselves.

**RESOLVED**: shareholders request the Company's Board of Directors adopt and publicly disclose, a non-discriminatory/diversity policy regarding the placement of ads with minority broadcasters. The policy shall require the Company to conduct an annual assessment of and publicly disclose, at reasonable cost and omitting proprietary information, all of its ad placements at minority broadcasters compared to other media, including the total dollar amounts paid to minority broadcasters, and the total dollar amounts as a percentage of its total annual ad placement budget. If no ads were placed with minority broadcasters, the Company shall publicly disclose the reason(s) in the annual disclosure.



BNY MELLON
ASSET SERVICING

AT&T LEGAL DEPARTMENT
NOV 08 2010
DALLAS, TEXAS

November 3, 2010

To Whom It May Concern

**Re: AT&T Inc.** **Cusip#: 00206R102**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 3, 2009 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Employees' Retirement System.

The New York City Employees' Retirement System 7,595.020 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,



Richard Blanco
Vice President



BNY MELLON
ASSET SERVICING

AT&T LEGAL DEPARTMENT
NOV 08 2010
DALLAS, TEXAS

November 3, 2010

To Whom It May Concern

**Re: AT&T Inc.** **Cusip#: '00206R102**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 3, 2009 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Fire Department Pension Fund.

The New York City Fire Department Pension Fund 1,133,131 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,



Richard Blanco
Vice President

AT&T LEGAL DEPARTMENT
NOV 08 2010
DALLAS, TEXAS



BNY MELLON
ASSET SERVICING

November 3, 2010

To Whom It May Concern

**Re: AT&T Inc.** **Cusip#: '00206R102**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 3, 2009 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Teachers' Retirement System.

The New York City Teachers' Retirement System 7,088,110 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,



Richard Blanco
Vice President


BNY MELLON
ASSET SERVICING

AT&T LEGAL DEPARTMENT
NOV 08 2010
DALLAS, TEXAS

November 3, 2010

To Whom It May Concern

**Re : AT&T Inc.** **Cusip#: '00206R102**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 3, 2009 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Police Pension Fund.

The New York City Police Pension Fund 3,584,371 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,



Richard Blanco
Vice President

One Wall Street, New York, NY 10286


BNY MELLON
ASSET SERVICING

AT&T LEGAL DEPARTMENT
NOV 08 2010
DALLAS, TEXAS

November 3, 2010

To Whom It May Concern

**Re: AT&T Inc.** **Cusip#: '00206R102**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 3, 2009 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Board of Education Retirement System.

The New York City Board of Education Retirement System 423,307 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,



Richard Blanco
Vice President

NYC.



Paul M. Wilson
General Attorney
AT&T Inc.
208 S. Akard St.
Room 3030
Dallas, TX 75202
214-757-7980

November 12, 2010

**VIA UPS FOR OVERNIGHT DELIVERY**

The City of New York Office of the Comptroller
Attn: Millicent Budhai, Director of Corporate Governance
1 Centre Street
New York, NY 10007-2341

Ladies and Gentlemen:

On November 8, 2010, we received the stockholder proposal from you, as custodian and trustee for The New York City Employees' Retirement System, The New York City Fire Department Pension Fund, The New York City Teachers' Retirement System, The New York City Police Pension Fund, and The New York City Board of Education Retirement System (the "Proponents") for inclusion in the proxy materials for AT&T Inc.'s 2011 annual meeting of stockholders.

Under Securities and Exchange Commission Rule 14a-8, in order to be eligible to submit a stockholder proposal, a stockholder must: (a) be the record or beneficial owner of at least $2,000 in market value of shares of AT&T Inc. common stock at the time a proposal is submitted, and (b) have continuously owned these shares for at least one year prior to submitting the proposal.

The names of the Proponents do not appear in our records as registered stockholders. Therefore, in accordance with Rule 14a-8, for each Proponent, you must submit to us a written statement from the record holder of the shares (usually a broker or bank) verifying that, at the time the proposal was submitted, the requisite number of shares were continuously held for at least one year prior to submitting the proposal. *Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received this letter.*

Please note that if a Proponent or a qualified representative does not present the proposal at the annual meeting, it will not be voted upon. The date and location of the annual meeting will be provided at a future date.

Sincerely,

Paul Wilson



THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

John C. Liu
COMPTROLLER

AT&T LEGAL DEPARTMENT
NOV 22 2010
DALLAS, TEXAS

NY-

November 19, 2010

**VIA EXPRESS MAIL OVERNIGHT DELIVERY**

Paul M. Wilson
General Attorney
AT&T Inc.
208 S. Akard St.
Room 3030
Dallas, TX 75202

Dear Mr. Wilson:

In response to the letter you sent to the attention of Millicent Budhai, dated November 12, 2010, regarding the eligibility of the New York City Employees' Retirement System, The New York City Fire Department Pension Fund, The New York City Teachers' Retirement System, The New York City Police Pension Fund, and the New York City Board of Education Retirement System (the "Funds and Systems") to submit a stockholder proposal to AT&T Inc., in accordance with SEC Rule 14a-8 (b), I enclose letters from the Funds' and Systems' custodian bank, The Bank of New York Mellon Corporation, certifying that at the time the stockholder proposal was submitted to AT&T Inc., each Fund and System held, continuously for over a year, at least $2,000 worth of shares of AT&T Inc. common stock.

I hereby declare that each Fund and System intends to continue to hold at least $2,000 worth of these securities through the date of the Company's next annual meeting.

Sincerely,



Kenneth B. Sylvester

Enclosure

cc: Ms. Ann Effinger Meuleman



BNY MELLON
ASSET SERVICING

US Securities Services

November 18, 2010

To Whom It May Concern

**Re: AT&T Inc.** **Cusip#: 00206R102**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 3, 2009 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Employees' Retirement System.

The New York City Employees' Retirement System 7,595,020 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Tiedemann

Alice Tiedemann
Vice President

One Wall Street, New York, NY 10286



BNY MELLON
ASSET SERVICING

US Securities Services

November 18, 2010

To Whom It May Concern

**Re: AT&T Inc.** **Cusip#: 00206R102**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 3, 2009 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Fire Department Pension Fund.

The New York City Fire Department Pension Fund 1,133,131 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Tiedemann

Alice Tiedemann
Vice President



BNY MELLON
ASSET SERVICING

US Securities Services

November 18, 2010

To Whom It May Concern

**Re: AT&T Inc.** **Cusip#: 00206R102**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 3, 2009 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Teachers' Retirement System.

The New York City Teachers' Retirement System 7,088,110 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,



Alice Tiedemann
Vice President



BNY MELLON
ASSET SERVICING

US Securities Services

November 18, 2010

To Whom It May Concern

**Re : AT&T Inc.** **Cusip#: 00206R102**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 3, 2009 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Police Pension Fund.

The New York City Police Pension Fund 3,584,371 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Tiedemann

Alice Tiedemann
Vice President



BNY MELLON
ASSET SERVICING

US Securities Services

November 18, 2010

To Whom It May Concern

**Re: AT&T Inc.** **Cusip#: 00206R102**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 3, 2009 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Board of Education Retirement System.

The New York City Board of Education Retirement System 423,307 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Tiedemann

Alice Tiedemann
Vice President

One Wall Street, New York, NY 10286